UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. August 21, 2019.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A reported earnings today for the six months ended June 30, 2019 of US$150.7 million (US$0.57 per share), a decrease from US$247.7 million (US$0.94 per share), representing a 39.1% decrease compared to the earnings reported for the six months ended June 30, 2018. Gross profit(2) reached US$288.0 million (28.8% of revenues) for the six months ended June 30, 2019, lower than US$417.1 million (36.0% of revenues) recorded for the six months ended June 30, 2018. Revenues totaled US$998.4 million for the six months ended June 30, 2019, representing a decrease of 13.7% compared to US$1,157.4 million reported for the six months ended June 30, 2018.

The Company also announced earnings for the second quarter of 2019, reporting net income of US$70.2 million (US$0.27 per share) compared to US$133.9 million (US$0.51 per share) for the second quarter 2018. Gross profit for the second quarter 2019 reached US$142.5 million; lower than the US$224.4 million recorded for the second quarter 2018. Revenues totaled US$494.1 million, a decrease of approximately 22.6% compared to the second quarter 2018, when revenues amounted to US$638.7 million.

SQM’s Chief Executive Officer, Ricardo Ramos, stated: “We reported earnings for the six months ended June 30, 2019 of US$150.7 million. The second quarter results were mainly impacted by lower lithium sale prices, partly compensated by higher lithium sales volumes, lower potassium chloride volumes, and the lack of solar salt sales during the second quarter. These factors were partially offset by higher iodine prices. We have seen lithium supply growing more than demand over the past few quarters, putting pressure on prices. We sold higher sales volumes in the second quarter and expect to sell higher volumes in the second half of the year as we prepare for a 30% to 40% increase in sales volumes next year, which will help us recover some of the market share lost in previous years.”

“We are expecting higher sales volumes in the potassium chloride business line this year than previously anticipated, reaching close to 600,000 metric tons, this implies significantly higher sales volumes during the second half of the year. Additionally, our sales volumes could grow in the future as we get back to the brine extraction levels that we had at the beginning of last year. We still expect the solar salt sales volumes this year of between 45,000 and 50,000 metric tons, while for the upcoming years these volumes should grow significantly as we will be supplying a major project in the Middle East that will require approximately 400,000 metric tons of product between 2020 and 2022.”

Finally, he closed by saying, “The margins in the iodine business line are becoming more attractive as prices are up almost 20% when compared to last year. We expect prices to continue on this upward trend as the market remains tight.”

Segment Analysis

Lithium and Derivatives

Revenues from the lithium and derivatives business line totaled US$293.6 million during the six months ended June 30, 2019, a decrease of 15.7% compared to US$348.2 million recorded for the six months ended June 30, 2018.

Revenues for lithium and derivatives during the second quarter 2019 decreased 24.7% compared to the second quarter 2018. Total revenues amounted to US$138.5 million during the second quarter of 2019, compared to US$183.9 million in the second quarter of 2018.

Lithium and Derivatives Sales Volumes and Revenues:

		6 M2019	6 M2018	2019 /2018
Lithium and Derivatives	Th. MT	22.8	21.1	1.7	8%
Lithium and Derivatives Revenues	MUS$	293.6	348.2	-54.6	-16%

		2 Q2019	2 Q2018	2019 /2018
Lithium and Derivatives	Th. MT	12.1	11.1	1.0	9%
Lithium and Derivatives Revenues	MUS$	138.5	183.9	-45.4	-25%

During the second quarter 2019, our sales volumes increased over 14% compared to the first quarter 2019, reaching an accumulated amount of 22,800 metric tons. We are forecasting sales volumes to surpass these levels during the second half of the year, when we are expecting to see volume growth of 5-10%, as we prepare to increase our sales volumes by at least 30% in 2020 compared to 2019.

Average prices were lower as a result of increased sales volumes in China during the second quarter, where the market price was lower due to different quality and grades of products offered to this market.

We continue to believe that supply will outpace demand growth during 2019, given that part of the growth expected during the second half could be delayed. This new supply entering the market will continue to have an impact on prices, and we believe that our realized average prices could reach approximately US$10,000 per metric tons during the third quarter of this year.

We are currently working on our lithium carbonate expansion project in Chile to produce 120,000 metric tons per year. We believe this expansion will be completed during the second half of 2021, with a capex of approximately US$280 million. We are also expanding our lithium hydroxide capacity in Chile to 29,500 metric tons which should be completed in 2021; the expected capex for this project is US$100 million. Finally, we continue to work with Kidman and Wesfarmers on the Mt. Holland project in Western Australia. We look forward to completing the feasibility study during the very beginning of 2020; at that point we will have more details surrounding the capex, costs, and timing of the project.

Gross profit(3) for the Lithium and Derivatives segment accounted for approximately 42% of SQM’s consolidated gross profit for the six months ended June 30, 2019.

Specialty Plant Nutrition (SPN)

Revenues from the Specialty Plant Nutrition business line for the six months ended June 30, 2019 totaled US$383.8 million, lower than the US$412.4 million reported for the six months ended June 30, 2018.

Second quarter 2019 revenues reached US$199.3 million, lower than the US$224.6 million reported in the second quarter 2018.

Specialty Plant Nutrition Sales Volumes and Revenues:

		6 M2019	6 M2018	2019 /2018
Specialty Plant Nutrition Total Volumes	Th. MT	535.5	556.1	-20.6	-4%
Sodium Nitrate	Th. MT	15.0	14.2	0.8	6%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	349.4	374.3	-24.8	-7%
Specialty Blends	Th. MT	92.7	95.9	-3.2	-3%
Other specialty plant nutrients (*)	Th. MT	78.3	71.7	6.6	9%
Specialty Plant Nutrition Revenues	MUS$	383.8	412.4	-28.6	-7%

		2 Q2019	2 Q2018	2019 /2018
Specialty Plant Nutrition Total Volumes	Th. MT	279.7	309.6	-29.9	-10%
Sodium Nitrate	Th. MT	5.5	5.7	-0.2	-3%
Potassium Nitrate and Sodium Potassium Nitrate	Th. MT	183.5	211.1	-27.6	-13%
Specialty Blends	Th. MT	49.9	56.3	-6.3	-11%
Other specialty plant nutrients (*)	Th. MT	40.7	36.5	4.3	12%
Specialty Plant Nutrition Revenues	MUS$	199.3	224.6	-25.3	-11%

*Includes trading of other specialty fertilizers.

Our revenues in this business line were almost 7% lower than revenues seen during the six months ended June 30, 2018. Prices and sales volumes decreased as a result of increased supply from major competitors. We believe that potassium nitrate market will grow approximately 4% in 2019.

SPN gross profit accounted for approximately 26% of SQM’s consolidated gross profit for the six months ended June 30, 2019.

Iodine and Derivatives

Revenues from sales of iodine and derivatives during the six months ended June 30, 2019 totaled US$186.1 million, an increase of 16.2% compared to US$160.2 million reported for the six months ended June 30, 2018.

Iodine and derivatives revenues for the second quarter 2019 amounted to US$90.3 million, an increase of 5.6% compared to US$85.5 million recorded during the second quarter 2018.

Iodine and Derivative Sales Volumes and Revenues:

		6M2019	6M2018	2019/2018
Iodine and Derivatives	Th. MT	6.7	6.8	-0.1	-2%
Iodine and Derivatives Revenues	MUS$	186.1	160.2	25.9	16%

		2Q2019	2Q2018	2019/2018
Iodine and Derivatives	Th. MT	3.2	3.6	-0.4	-11%
Iodine and Derivatives Revenues	MUS$	90.3	85.5	4.8	6%

Higher iodine revenues reported during the first half of the 2019 were related to higher prices, up approximately 18% when compared to the same period last year. This pricing trend may continue over the upcoming quarters as we see a tighter market and limited supply. We believe our sale volumes this year could be similar or slightly lower than the volumes reported in 2018.

We believe the iodine market will grow approximately 2-3% in 2019.

Gross profit for the Iodine and Derivatives segment accounted for approximately 24% of SQM’s consolidated gross profit for the six months ended June 30, 2019.

Potassium: Potassium Chloride & Potassium Sulfate (MOP & SOP)

Potassium chloride and potassium sulfate revenues for the six months ended June 30, 2019 totaled US$88.5 million, a 36.7% decrease compared to the six months ended June 30, 2018, when revenues amounted to US$139.9 million.

Potassium chloride and potassium sulfate revenues decreased 49.3% in the second quarter of 2019, reaching US$44.4 million, compared to US$87.6 million for the second quarter of 2018.

Potassium Chloride & Potassium Sulfate Sales Volumes and Revenues:

		6M2019	6M2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	241.0	453.1	-212.0	-47%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	88.5	139.9	-51.3	-37%

		2Q2019	2Q2018	2019/2018
Potassium Chloride and Potassium Sulfate	Th. MT	116.5	290.1	-173.6	-60%
Potassium Chloride and Potassium Sulfate Revenues	MUS$	44.4	87.6	-43.2	-49%

The decrease in revenues related to the potassium chloride and potassium sulfate business line was related to lower sales volumes. As part of our broader strategy we are focusing our production efforts in the Salar de Atacama on increasing lithium yields. We believe that sales volumes for 2019 could reach almost 600,000 MT. Going forward, our sales volumes could grow as we increase our brine extraction in the Salar de Atacama to the originally approved levels.

Average prices during the second quarter surpassed US$381 per metric ton, an increase of approximately 26% compared to the same period last year. However, given higher inventories in China and changes in product mix, our average price could be lower in the second half of the year compared to the first half.

Gross profit for potassium chloride and potassium sulfate accounted for approximately 4% of SQM’s consolidated gross profit for the six months ended June 30, 2019.

Industrial Chemicals

Industrial chemicals revenues for the six months ended June 30, 2019 reached US$30.9 million, 58.9% lower than US$75.1 million recorded for the six months ended June 30, 2018.

Revenues for the second quarter of 2019 totaled US$13.9 million, a decrease of 69.6% compared to the revenue figures for second quarter of 2018 of US$45.7 million.

Industrial Chemicals Sales Volumes and Revenues:

		6M2019	6M2018	2019/2018
Industrial Nitrates	Th. MT	38.9	92.6	-53.7	-58%
Industrial Chemicals Revenues	MUS$	30.9	75.1	-44.3	-59%

		2Q2019	2Q2018	2019/2018
Industrial Nitrates	Th. MT	17.8	56.2	-38.4	-68%
Industrial Chemicals Revenues	MUS$	13.9	45.7	-31.8	-70%

Our lower revenues in this business line were a result of significantly lower sales volumes, which is related to lower solar salt sales volumes in the first half 2019. We believe we will sell approximately 45,000-50,000 metric tons of solar salts during 2019, which will be reported during the fourth quarter of the year.

For the upcoming years, our sales volumes should be significantly higher as we will be supplying a very large concentrated solar power plant project in the Middle East. The project will require over 400.000 metric tons of solar salts to be delivered over three years starting 2020, with the majority of sales volumes between 2020-2021.

Gross profit for the Industrial Chemicals segment accounted for approximately 3% of SQM’s consolidated gross profit for the six months ended June 30, 2019.

Other Commodity Fertilizers & Other Income

Revenues from sales of other commodity fertilizers and other income reached US$15.5 million for the six months ended June 30, 2019, a decrease compared to US$21.6 million for the six months ended June 30, 2018.

Financial Information

Cost of Goods Sold

Cost of goods sold, excluding depreciation, amounted to US$610.3 million for the six months ended June 30, 2019, a decrease of 2.0% compared to US$622.9 million for the same period in 2018.

Administrative Expenses

Administrative expenses totaled US$55.5 million (5.6% of revenues) for the six months ended June 30, 2019, compared to US$56.3 million (4.9% of revenues) for the six months ended June 30, 2018.

Financial Indicators

Net Financial Expenses

Net financial expenses for the six months ended June 30, 2019 were US$26.1 million, compared to US$17.7 million for the six months ended June 30, 2018.

Income Tax Expense

For the six months ended June 30, 2019, the income tax expense reached US$58.5 million, representing an effective tax rate of 27.9%, compared to an income tax expense of US$96.2 million during the six months ended June 30, 2018. The Chilean corporate tax rate was 27.0% in 2019 and 2018.

Adjusted EBITDA(4)

Adjusted EBITDA for the six months ended June 30, 2019 was US$332.6 million (Adjusted EBITDA margin of 33.3%), compared to US$478.2 million (Adjusted EBITDA margin of 41.3%) for the six months ended June 30, 2018.

Notes:

1.	Net income refers to the comprehensive income attributable to controlling interests.
2.	Gross profit corresponds to consolidated revenues less total costs, including depreciation and amortization and excluding administrative expenses.
3.	A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining. crushing. leaching. etc.) which are distributed among the different final products. To estimate gross profit by business line in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross profit distribution should be used only as a general and approximated reference of the margins by business line
4.	Adjusted EBITDA = gross profit - administrative expenses + depreciation and amortization. Adjusted EBITDA margin = Adjusted EBITDA/revenues.

Balance Sheet

(US$ Millions)	As of Jun. 30,	As of Dec. 31,
	2019	2018

Total Current Assets	2,767.7	2,399.6
Cash and cash equivalents	799.8	556.1
Other current financial assets	417.8	312.7
Accounts receivable (1)	494.1	509.4
Inventory	952.8	913.7
Others	103.2	107.7

Total Non-current Assets	1,948.3	1,868.5
Other non-current financial assets	25.7	17.1
Investments in related companies	114.3	111.5
Property, plant and equipment	1,534.6	1,454.8
Other Non-current Assets	273.6	285.0

Total Assets	4,716.0	4,268.1

Total Current Liabilities	989.9	555.7
Short-term debt	508.8	23.6
Others	481.1	532.1

Total Long-Term Liabilities	1,588.8	1,574.6
Long-term debt	1,335.9	1,330.4
Others	252.8	244.2

Shareholders' Equity before Minority Interest	2,089.2	2,085.5

Minority Interest	48.2	52.3

Total Shareholders' Equity	2,137.4	2,137.8

Total Liabilities & Shareholders' Equity	4,716.0	4,268.1

Liquidity (2)	2.8	4.3

(1)	Accounts receivable + accounts receivable from related companies
(2)	Current assets / current liabilities

Income Statement

	For the 2nd quarter		For the six months ended Jun. 30,
(US$ Millions)
	2019	2018	2019	2018

Revenues	494.1	638.7	998.4	1,157.4

Lithium and Lithium Derivatives	138.5	183.9	293.6	348.2
Specialty Plant Nutrition (1)	199.3	224.6	383.8	412.4
Iodine and Iodine Derivatives	90.3	85.5	186.1	160.2
Potassium Chloride & Potassium Sulfate	44.4	87.6	88.5	139.9
Industrial Chemicals	13.9	45.7	30.9	75.1
Other Income	7.7	11.3	15.5	21.6

Cost of Goods Sold	(301.7)	(354.2)	(610.3)	(622.9)
Depreciation and Amortization	(49.9)	(60.2)	(100.1)	(117.4)

Gross Profit	142.5	224.4	288.0	417.1

Administrative Expenses	(29.0)	(31.1)	(55.5)	(56.3)
Financial Expenses	(20.2)	(15.6)	(38.6)	(28.4)
Financial Income	6.5	6.0	12.4	10.7
Exchange Difference	0.3	(0.1)	4.1	(0.6)
Other	(3.2)	(1.0)	(0.8)	1.2

Income Before Taxes	96.8	182.5	209.7	343.7

Income Tax	(26.6)	(48.9)	(58.5)	(96.2)

Net Income before minority interest	70.2	133.7	151.2	247.6

Minority Interest	(0.0)	0.2	(0.5)	0.1

Net Income	70.2	133.9	150.7	247.7
Net Income per Share (US$)	0.27	0.51	0.57	0.94

(1)	Includes other specialty fertilizers

About SQM

SQM´s business strategy is to be a global company, with people committed to excellence, dedicated to the extraction of minerals and selectively integrated in the production and sale of products for the industries essential for human development (e.g. food, health, technology). This strategy was built on the following five principles:

•	ensure availability of key resources required to support current goals and medium and long-term growth of the business;
•	consolidate a culture of lean operations (M1 excellence) through the entire organization, including operations, sales and support areas;
•	significantly increase nitrate sales in all its applications and ensure consistency with iodine commercial strategy;
•	maximize the margins of each business line through appropriate pricing strategy;
•	successfully develop and implement all lithium expansion projects of the Company, acquire more lithium and potassium assets to generate a competitive portfolio.

These principles are based on the following key concepts:

•	strengthen the organizational structure to support the development of the Company's strategic plan, focusing on the development of critical capabilities and the application of the corporate values of Excellence, Integrity and Safety;
•	develop a robust risk control and mitigation process to actively manage business risk;
•	improve our stakeholder management to establish links with the community and communicate to Chile and worldwide our contribution to industries essential for human development.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: August 21, 2019	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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